

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Avenue, Suite 925
Austin, TX 78701

> **Re: Interactive Strength, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 29, 2023**
> **File No. 333-269246**

Dear Trent Ward:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed March 29, 2023

Use of Proceeds, page 89

1. We note your disclosure that you expect to use a portion of the net proceeds to repay amounts outstanding under senior secured notes. Please revise to disclose in this section the amount of proceeds that you intend to use for repayment of debt. Also, disclose the interest rates and maturity dates of the debt. To the extent the debt was incurred within one year, describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the audit report dated March 29, 2023 is unsigned. Please provide a signed audit report as required by Rule 2-02(a) of Regulation S-X.

      You may contact Jeff Gordon at (202) 551-3866 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Davina K. Kaile